Degrees Plato

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Commissions - Food delivery services	1,026.46
Food & beverage sales	928,969.50
Discounts	-38,189.96
Food sales	-33.09
Total Food & beverage sales	**890,746.45**
Gratuities	93,234.26
Sales tax collected	50,613.81
Total Income	**$1,035,620.98**
Cost of Goods Sold	
Cost of Goods Sold	
Beer costs	171,348.75
Food costs	198,509.96
Non Alcoholic beverage costs	1,078.14
Wine costs	33,642.58
Total Cost of Goods Sold	**404,579.43**
Labor costs	
Independent contractors	295.75
Payroll taxes	30,493.65
Wages	323,826.23
Worker compensation insurance	21,388.08
Total Labor costs	**376,003.71**
Other Costs	
Merchant account fees (cc)	1,222.24
Non-food supplies costs	11,775.88
Point of sales processing	6,795.89
Sales tax paid to BOE (offset Sales Tax coll.)	80,885.53
Total Other Costs	**100,679.54**
Total Cost of Goods Sold	**$881,262.68**
GROSS PROFIT	**$154,358.30**
Expenses	
Marketing	
Advertising & promotion	350.00
Meals	3,703.54
Parking & tolls	86.25
Travel	3,135.02
Vehicle	5,865.67
Total Marketing	**13,140.48**
Office	
Bank fees	484.91
Dues & subscriptions	1,451.56
Insurance	3,638.58
Office supplies	683.26

	TOTAL
Professional services	
Accounting	4,440.00
Legal	499.95
Payroll processing	1,476.00
Total Professional services	**6,415.95**
Rent	51,851.97
Repairs & maintenance	4,486.67
Taxes & Licenses	6,059.00
Utilities	30,494.85
Telephone	1,173.98
Total Utilities	**31,668.83**
Total Office	**106,740.73**
Online services	681.26
Travel	
Incidentals	525.23
Lodging	821.53
Meals & Entertainment	423.51
Transportation	304.64
Total Travel	**2,074.91**
Total Expenses	**$122,637.38**
NET OPERATING INCOME	**$31,720.92**
Other Expenses	
Ask my accountant	-13,237.94
Interest expense	19,293.10
Reconciliation Discrepancies	-9.73
Total Other Expenses	**$6,045.43**
NET OTHER INCOME	**$ -6,045.43**
NET INCOME	**$25,675.49**